UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DayStar Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23962Q100

(CUSIP Number)

Lampe, Conway & Co., LLC

680 Fifth Avenue — 12th Floor

New York, New York 10019-5429

Tel: (212) 581-8989

with a copy to:

William L. Tolbert, Jr.

Jenner & Block LLP

1099 New York Avenue, N.W. Suite 900

Washington, DC 20001-4412

Tel (202) 639-6038

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

June 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23962Q100	Page 2 of 14

1	NAMES OF REPORTING PERSONS LC Capital Master Fund, Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,803,663
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,803,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,803,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3719%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 23962Q100	Page 3 of 14

1	NAMES OF REPORTING PERSONS LC Capital Partners, LP(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,803,663
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,803,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,803,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3719%
14	TYPE OF REPORTING PERSON (see instructions) PN, HC

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 23962Q100	Page 4 of 14

1	NAMES OF REPORTING PERSONS LC Capital Advisors LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,278,683(2)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,278,683(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,683(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7904%
14	TYPE OF REPORTING PERSON (see instructions) OO, HC

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 23962Q100	Page 5 of 14

(2)	Includes (i) 2,803,663 shares held of record by LC Capital Master Fund, Ltd. and (ii) 475,020 shares held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

CUSIP No. 23962Q100	Page 6 of 14

1	NAMES OF REPORTING PERSONS Lampe, Conway & Co., LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,278,683(2)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,278,683(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,683(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7904%
14	TYPE OF REPORTING PERSON (see instructions) OO, IA

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 23962Q100	Page 7 of 14

(2)	Includes (i) 2,803,663 shares held of record by LC Capital Master Fund, Ltd. and (ii) 475,020 shares held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

CUSIP No. 23962Q100	Page 8 of 14

1	NAMES OF REPORTING PERSONS LC Capital International LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,803,663
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,803,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,803,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3719%
14	TYPE OF REPORTING PERSON (see instructions) OO, IA

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 23962Q100	Page 9 of 14

1	NAMES OF REPORTING PERSONS Steven G. Lampe(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,278,683(2)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,278,683(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,683(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7904%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 23962Q100	Page 10 of 14

(2)	Includes (i) 2,803,663 shares held of record by LC Capital Master Fund, Ltd. and (ii) 475,020 shares held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

CUSIP No. 23962Q100	Page 11 of 14

1	NAMES OF REPORTING PERSONS Richard F. Conway(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,278,683(2)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,278,683(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,683(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7904%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 23962Q100	Page 12 of 14

(2)	Includes (i) 2,803,663 shares held of record by LC Capital Master Fund, Ltd. and (ii) 475,020 shares held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

CUSIP No. 23962Q100	Page 13 of 14

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D dated February 26, 2007, as amended on June 6, 2007 and November 1, 2007 (as amended, the “Schedule 13D”), which was filed with the Securities and Exchange Commission on behalf of the Reporting Persons (as defined in the Schedule 13D), relating to the common stock, par value $0.01 per share (the “Common Stock”), of DayStar Technologies, Inc., a Delaware corporation (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the reporting persons in the Schedule 13D. The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

All capitalized terms used, but not defined, in this Amendment No. 3 are defined in the Schedule 13D.

Item 4.	Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended to add the following information:

“On June 11, 12 and 15, 2009, respectively, Master Fund sold 1,093,390, 410,100 and 268,030 shares of Common Stock at prices of $1.14, $0.9732 and $0.8905 per share, respectively. The Reporting Persons will continue to review their investment in the Issuer and may determine, based on market and general economic conditions, the market price of the Issuer’s shares of Common Stock and other factors deemed relevant by the Reporting Persons, to acquire or dispose of additional shares of Common Stock.”

Item 5.	Interest in Securities of the Issuer.

(a) The response to Item 5(a) of the Schedule 13D is hereby amended by replacing the first sentence with the following: “For information regarding the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person, please see their respective cover pages to this Amendment No. 3. The percentages on the respective cover pages are based on 33,488,862 shares of Common Stock, par value $0.01 per share, outstanding as of May 6, 2009 (this figure is calculated based upon the information provided in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on May 11, 2009).”

(c) The response to Item 5(c) of the Schedule 13D is hereby amended by adding the following: “On June 11, 12 and 15, 2009, respectively, Master Fund sold 1,093,390, 410,100 and 268,030 shares of Common Stock at prices of $1.14, $0.9732 and $0.8905 per share, respectively.”

CUSIP No. 23962Q100	Page 14 of 14

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2009

LC CAPITAL MASTER FUND, LTD.

		By:	/s/ Richard F. Conway
		Name:	Richard F. Conway
		Title:	Director

LC CAPITAL PARTNERS, LP		LC CAPITAL ADVISORS LLC

By:	LC Capital Advisors LLC, its General Partner

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
Name:	Richard F. Conway	Name:	Richard F. Conway
Title:	Managing Member	Title:	Managing Member

LAMPE, CONWAY & CO., LLC		LC CAPITAL INTERNATIONAL LLC

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
Name:	Richard F. Conway	Name:	Richard F. Conway
Title:	Managing Member	Title:	Managing Member

By:	/s/ Steven G. Lampe	By:	/s/ Richard F. Conway
Name:	Steven G. Lampe	Name:	Richard F. Conway